Filing under Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Filing by: Meredith Corporation Subject Company: Meredith Corporation Commission File No.: 001-05128

General Presentation

Safe Harbor This presentation and management’s public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management’s current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with the Company’s revenue and earnings per share outlook. Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company’s industries; increases in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise. 2

Agenda  Meredith Overview  National Media Group  Local Media Group  Total Shareholder Return 3

Meredith at a Glance National Media Revenue: $1B EBITDA: $150M 4 Local Media Revenue: $550M EBITDA: $200M Figures represent consensus estimates for Fiscal 2015

National Media Group Footprint Reaches 100 Million American Women 5 YOUNG WOMEN YOUNG FAMILIES ESTABLISHED FAMILIES WOMEN OF WORTHNEW NESTERS

Our Brands Speak to Her About What Matters Most Seasons and styles change but women’s priorities remain the same 6 HER HOME HER FAMILY HERSELF

7 Our Brands Resonate Across Generations Meredith Reaches 60 Percent of Millennial Women 1979-1995 1965-1978 1946-1964 MILLENNIALS GEN X BABY BOOMERS 60% 67% 73%

Recent Strategic Accomplishments  Rapid growth in digital, mobile, video and social platform  Added Shape and Martha Stewart properties to portfolio  Acquired Selectable Media digital ad technology platform  Established presence in the wedding marketplace  Strong performance from brand licensing and marketing services activities National Media 8

Meredith’s Local Media Group 9 Portland (FOX + MYTV) Las Vegas (FOX) Phoenix (CBS + Independent) Kansas City (CBS + MYTV) Saginaw (CBS) Atlanta (CBS + WPCH) Nashville (NBC) Springfield (ABC + CBS + FOX) St. Louis (CBS) Greenville (FOX) Mobile-Pensacola (FOX) Hartford (CBS)

Recent Strategic Accomplishments  Added strong stations to group; created 2 duopolies  Record revenue and EBITDA performance  Stronger-than-expected political advertising revenue  Increased retransmission revenue and contribution  Expanded digital and mobile businesses Local Media 10

Recent Strategic Accomplishments  Grew dividend for 22st straight year; Yielding 3-4 percent  Authorized $100 million for share repurchases  Invested more than $500 million in acquisitions  Fixed more than half of debt at low rate  Successful execution of Total Shareholder Return Strategy Corporate 11

Agenda  Meredith Overview  National Media Group  Local Media Group  Total Shareholder Return 12

50 75 100 125 150 175 200 2009 2010 2011 2012 2013 2014 13 Our Consumer Connection is Growing Digital is adding to our total audience, and is not cannibalizing print A u d ie n c e ( in m il li on s ) Print Online Mobile 15% of audience 25% of audience 60% of audience Source: MRI and ComScore

First Party Data is Our Differentiator 14 • We focus on women at scale: ― 100 million consumers ― 70 million unique visitors • 1st party data is based on direct behavioral engagement • We operate across platforms • Data is our DNA ― Team of expert data analysts ― Identify trends and consumer intent ― Used to find, inform and reach consumers throughout purchase path

Increasing Digital Advertising Revenue 0% 5% 10% 15% 20% 25% 9M-07 9M-09 9M-11 9M-13 9M-15 15 5% 23%

Strong Performance from Non-Advertising Activities 16 brand licensing International Media Licensing Real Estate ServicesFTD Floral Program Digital Syndication Cookware Licensee Walmart Direct to Retail

Expanding Our Competitive Position  Shape  Shape.com  Martha Stewart Living  Marthastewart.com 17 Women’s Lifestyle:  Martha Stewart Weddings  Mywedding.com Wedding media:  Eat This, Not That! New product launches:  Selectable Media Advertising technology:

Agenda  Meredith Overview  National Media Group  Local Media Group  Total Shareholder Return 18

Record Revenue and EBITDA 0 50 100 150 200 250 300 350 400 450 9M-2011 9M-2013 9M-2015 $34 $38 $43 $362 Non-political revenue Political advertising revenue 19 $245 $210 $244 $283 $405 $ in millions

Growing Retransmission Revenue and Contribution 20 MVPD Renewal Date MVPD Satellite FY 2017 Phone FY 2016 Cable FY 2016 - 2018 Network Affiliation / Market Renewal Date CBS Hartford/Springfield FY 2016 St. Louis FY 2017 Atlanta, Phoenix, Kansas City, Flint/Saginaw FY 2018 FOX Springfield FY 2016 Portland, Las Vegas, Greenville, Mobile-Pensacola FY 2018 NBC Nashville FY 2018 ABC Springfield FY 2020

Great Stations Added to Portfolio Increases Number of Duopolies to 5  Powerful station that produces most news in Arizona Phoenix: Market 11 St. Louis: Market 21  CBS affiliate ranks #1 in midday, evening and late news  ABC affiliate/Fox on digital tier strengthens competitive position Springfield, MA  Market leading Fox affiliate in fast-growing region Mobile: Market 59 21

Agenda  Meredith Overview  National Media Group  Local Media Group  Total Shareholder Return 22

Returning Cash to Shareholders 23 $0.38 $0.64 $0.90 $1.53 FY03 FY06 FY09 FY12 FY15 $1.83 Annual Dividend Paid Cumulative Share Repurchases $30 $200 $550 $600 $760 FY02 FY05 FY08 FY11 FY14

25 + local media brands + marketing solutions+ national media brands $ in millions $1,900$200$1,970 $260 Cash Generation Cash Utilization $2,230 $2,230 $650 $450 Dividends $280 $850 Share repurchases Acquisitions Cap-ex Operating cash flows stock options 42% 58% Reinvested in operations Returned to shareholders Balanced Use of Cash: FY 2005 to FY 2014 24

 Grow non-political advertising revenue  Increase retransmission revenue and contribution  Enhance digital and mobile platforms  Complete integration of station acquisitions Local Media National Media  Evolve and strengthen our advertising activities  Aggressively expand our digital-related businesses  Integrate new business additions  Grow revenue from individual consumer Corporate  Continue to consolidate our respective industries  Increase cash returned to shareholders  Execute Total Shareholder Return strategy 25 Our Strategic Priorities

5 Reasons to Invest in Meredith 1 Largest reach to American women across life stages 2 Powerful national and local media brands 3 Growing digital and mobile activities 4 Aggressively adding new revenue streams 5 Track record of returning cash to shareholders 26

General Presentation

FORWARD LOOKING STATEMENTS & SAFE HARBOR This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control. Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S- X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

No Offer or Solicitation This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or Meredith Corporation (“Meredith”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith’s Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith’s Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622. PARTICIPANTS IN THE SOLICITATION Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith’s directors and executive officers is available in Meredith’s definitive proxy statement, dated September 26, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.